

November 26, 2013

Via E-mail
Donald L. Walford
Chief Executive Officer
Three Forks, Inc.
555 Eldorado Blvd.
Suite #100
Broomfield, CO 80021

> **Re: Three Forks, Inc.**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 18, 2013**
> **File No. 000-55033**
>
> **Registration Statement on Form S-1**
> **Filed November 8, 2013**
> **File No. 333-192228**
>
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed October 29, 2013**
> **File No. 000-55033**

Dear Mr. Walford:

With respect to your filing on Form 10-Q and registration statement on Form S-1, we have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. With respect to your registration statement on Form 10, we have reviewed your response letter dated October 29, 2013 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your periodic filing and registration statements and providing the requested information. Alternatively, for your periodic filing, you may provide the requested information or advise us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and registration statements and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Financial Statements

General

1. We note that you have not provided the historical financial statements of your predecessor, Five Jab, Inc., in your Form10-Q. Please note that financial information of a registrant's predecessor is required for all periods before the succession, with no lapse in information required about the registrant. Financial statements for the registrant and its predecessor should be provided for all annual periods required by Rule 8-02 of Regulation S-X and all interim periods required by Rule 8-03 of Regulation S-X. Please revise your filing accordingly or tell us why these financial statements are not necessary.

Note 5 – Significant Acquisitions, page 13

2. Please disclose the amount of revenue attributable to Five Jab, Inc. that is included in your statements of operations since the acquisition dates of June 30, 2013 and September 1, 2013. Refer to FASB ASC 805-10-50-2(h)(1).

Controls and Procedures, page 24

3. Please revise to disclose management's conclusion as to the effectiveness of disclosure controls and procedures as of September 30, 2013. Refer to Item 307 of Regulation S-K.

4. Please revise to disclose any changes in your internal control over financial reporting for the fiscal quarter ended September 30, 2013. Refer to Item 308(c) of Regulation S-K.

Registration Statement on Form S-1 Filed November 8, 2013

General

5. As applicable, please amend the Form S-1 to comply with the comments on the Form 10.

Undertakings, page 68

6. Please revise to only include the undertakings required by Item 512 of Regulation S-K that apply to the transaction you are registering in this filing. Specifically, it is unclear why you have included the undertaking of Item 512(i)(1) of Regulation S-K, which relates to Securities Act Rule 430A and omitted information. Please revise or explain.

Three Forks, Inc. Financial Statements

General

7.   Please update to provide financial statements and corresponding disclosures throughout your filing complying with Rule 8-08 of Regulation S-X.

Exhibit 5.1

8.   We note outside counsel's reference to "Colorado Laws," which appears to connote a defined term even though none exists. Because such a term could represent a body of law that is less than or different from all applicable Colorado statutory provisions and reported judicial decisions interpreting these laws, please define this term or amend it to comport with the later reference written as "Colorado law." Please see generally Section II.B.3.c of Staff Legal Bulletin No. 19 (CF) (October 14, 2011).

        Also, we note that this opinion states "I express no opinion as to compliance with the Securities Acts or "blue sky" laws of any state in which the stock is proposed to be offered and sold or as to the effect, if any, which noncompliance with such laws might have on the validity of transfer of the stock." Clarify whether the term "Securities Acts" refers to the Federal securities laws or those of the states. Also, explain to us your reference to "the validity of transfer of the stock." It is not clear to us why you have included such language in your legality opinion.

Exhibit 23.2

9.   We note that the consent for use of the report dated October 25, 2013 for the financial statements of Three Forks, Inc. refers also to the year ended December 31, 2011. However, we note Three Forks, Inc. was not formed until March 28, 2012. Please revise the consent to make reference to the appropriate report period for Three Forks, Inc. In addition, please include a consent for the audited financial statements of Five Jab, Inc.

Amendment No. 1 to Registration Statement on Form 10 Filed October 29, 2013

Business, page 3

Summary of Oil and Natural Gas Reserves, page 13

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process, page 13

10.   We have read your response to prior comment 5 in our letter dated September 26, 2013 and note that you have expanded your disclosure to provide the qualifications of the technical person of the third party engineering firm Ralph E. Davis Associates, Inc.

However, we reissue prior comment 5 in part as you have not amended your filing to provide such disclosure relating to the technical person within the Company primarily responsible for overseeing the estimates of reserves determined and subsequently presented by the Company.

Summary of Oil and Natural Gas Properties and Projects, page 14

Production, Price and Cost History, page 14

11.   We have read your response to prior comment 6 and note that your disclosure of net production is limited to the total amount expressed in barrels of oil equivalent. We reissue comment 6 in part as Item 1204(a) of Regulation S-K requires the separate disclosure of net production by final product sold, of oil, gas, and other products. Please expand your disclosure to provide the produced volumes of oil and of natural gas as separate products.

Financial Statements and Supplementary Data, page 59

Glossary of Terms, page 59

12.   We have read your response to prior comment 14 and note that the definitions you disclose in the glossary on page 59 and elsewhere on pages F-16 and F-27 predate the definitions amended by Release No. 33-8995, Modernization of Oil and Gas Reporting, effective January 1, 2010. We reissue comment 14 and refer you to Rule 4-10(a)(22) proved oil and gas reserves, Rule 4-10(a)(6) developed oil and gas reserves and Rule 4-10(a)(31) undeveloped oil and gas reserves contained in Release No. 33-8995 at http://www.sec.gov/rules/final/2008/33-8995.pdf. The definitions contained in Rule 4-10 of Regulation S-X begin on page 133.

Three Forks, Inc. Financial Statements

Note 14 – Supplemental Oil and Gas Reserve Information (Unaudited), page F-16

Estimated Quantities of Proved Oil and Gas Reserves, page F-17

13.   We note your disclosure of oil and natural gas prices on page F-17 as of June 30, 2013 and elsewhere on page F-29 as of December 31, 2011 and December 31, 2012. Based on the information disclosed, it appears to us that the prices used to estimate the reserves and future cash inflows may not conform to the requirements for proved reserves set forth in Rule 4-10(a)(22)(v) of Regulation S-X and FASB ASC paragraph 932-235-20.

Please tell us the reference hub or sales pricing point (e.g. WTI spot oil price at Cushing, Oklahoma and cash market natural gas price at Henry Hub, Louisiana) relating to the oil and natural gas base prices presented. Additionally, please provide us with a spreadsheet of the first-day-of-the-month oil and natural gas prices excluding adjustments for differentials by month for the 12-month period ending December 31, 2011, December 31, 2012 and June 30, 2013 used to calculate the base prices as disclosed. Furthermore, if you determine that your oil and natural gas prices do not meet the requirements set forth in Rule 4-10(a)(22)(v) of Regulation S-X and FASB ASC paragraph 932-235-20, please amend your filing to revise your estimates of net reserves and future cash inflows.

Five Jab, Inc. Financial Statements

Statements of Operations, page F-22

14.   We note your revisions in response to prior comment 18. Our prior comment requested that the gain on sale of oil and gas properties be presented as a component of income (loss) from operations. However, the classification of this amount as revenue does not appear to be appropriate. Please revise.

Note 1 – Summary of Significant Accounting Policies, page F-25

Property and Equipment, page F-25

15.   We note the disclosure stating that the financial statements are prepared under the successful efforts method of accounting. We also note the disclosure stating that the financial statements are prepared using the full cost method of accounting. Please revise to clearly state the method of accounting used to prepare these financial statements.

Note 5 – Supplemental Oil and Gas Reserve Information (Unaudited), page F-27

Standardized Measure of Discounted Future Net Cash Flows, page F-29

16.   Please explain to us each of the factors and adjustments and how they were applied to the Ralph E. Davis Associates, Inc. reserves report to derive the dollar amounts presented on page F-30 relating to the future cash inflows, production and development costs attributed to Five Jab, Inc. as of December 31, 2012 and June 30, 2013.

Three Forks, Inc. Pro Forma Financial Statements

Unaudited Pro Forma Condensed Statement of Operations, page F-35

17.   We have considered your response to prior comment 23 and note that while you revised reference to the historical financial statements of Three Forks Inc. to be for the period March 28, 2012 (Inception) to December 31, 2012, the amounts in the column labeled "Historical" do not match precisely the applicable financial statement on page F-4. Please revise the column labeled "Historical" to match that of Three Forks Inc. for the

relevant period, or provide additional details to support your presentation of a column labeled "Historical" which does not match precisely the relevant financial statement.

Exhibits

General

18.   We note your response to prior comment 24, and we reissue such comment in part. Newly filed Exhibits 10.15, 10.16, and 10.17 are not identified as such on the first page. Please make sure that exhibit numbering is displayed on the first page of each exhibit.

19.   We note your response to prior comment 26, and we reissue such comment in part. With respect to your Purchase Sale and Participation Agreement with 5 Jab, Inc., filed as Exhibit 10.12, we note that you have labeled sub-exhibits "A" through "C" as "omitted." For any material plan of acquisition, Item 601(b)(2) of Regulation S-K does not require the filing of schedules (or similar attachments) to such exhibits "unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document." However, Item 601(b)(10) of Regulation S-K, under which you have filed this agreement, contains no comparable provision.

       If you are attempting to take advantage of the allowance Item 601(b)(2) affords, you must file this agreement as a series-2 exhibit and supplementally provide your justification for doing so. Additionally, you must add a footnote to your exhibit list indicating that certain sub-exhibits have been omitted, together with a statement that you agree to furnish supplementally a copy of any omitted schedule to the Commission upon request. However, if the agreement properly fits within Item 601(b)(10) and not Item 601(b)(2), then you must file a complete version of the agreement, omitting only those portions that are the subject of a confidential treatment request.

       With respect to any other material contracts that do not qualify for an allowance such as that afforded by Item 601(b)(2) of Regulation S-K, please ensure that you have filed complete versions of the agreement, including any schedules and exhibits. As an example, we note that you have not filed Exhibits "A" (Secured Promissory Note Holders) or "B" (Pledged Collateral Description) to the newly filed Form of Convertible Promissory Note & Mortgage, Security and Pledge Agreement filed as Exhibit 10.18. Please re-file such agreements to include all of the exhibits.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Michael A. Littman